UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Johnson, William L.
   2988 W. 72nd Street


   Newaygo, MI  49337
2. Issuer Name and Ticker or Trading Symbol
   SEMCO Energy, Inc. (SEN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chairman and CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                                                                     10,862.0000    D  Direct
Common Stock                                                                                     7,490.9882     I  by 401(k) plan

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $14.3500        04/17/01       A         25,000                            (1)          02/28/05
(right to buy)
Non-Qualified Stock Option     $14.9660        08/10/01       D (2)                      16,537                        05/01/06
(right to buy)
Non-Qualified Stock Option     $14.9660        08/10/01       A         16,537                            (3)          02/28/05
(right to buy)
Non-Qualified Stock Option     $17.1200        08/10/01       D (2)                      33,075                        01/03/07
(right to buy)
Non-Qualified Stock Option     $17.1200        08/10/01       A         33,075                            (4)          02/28/05
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option     04/17/01  Common Stock                   25,000                    25,000        D   Direct
(right to buy)
Non-Qualified Stock Option     08/10/01  Common Stock                   16,537                         0        D   Direct
(right to buy)
Non-Qualified Stock Option     08/10/01  Common Stock                   16,537                    16,537        D   Direct
(right to buy)
Non-Qualified Stock Option     08/10/01  Common Stock                   33,075                         0        D   Direct
(right to buy)
Non-Qualified Stock Option     08/10/01  Common Stock                   33,075                    33,075        D   Direct
(right to buy)

Explanation of Responses:

(1)
The option was to vest in three equal annual installments beginning on April 17, 2002.  However, due to the amendment of all outstanding options of the reporting person, this option will be fully vested as of 2/28/02.
(2)
Cancellation of option in connection with grant of replacement option.
(3)
On August 10, 2001, the the option originally granted as of May 1, 1996, was amended to extend the time for exercise from one year to three years following retirement of the reporting person, which is to occur on February 28, 2002.  Extension of post-termination exercise period constitutes cancellation and regrant.
(4)
On August 10, 2001, the the option originally granted as of January 3, 1997, was amended to extend the time for exercise from one year to three years following retirement of the reporting person, which is to occur on February 28, 2002.  Extension of post-termination exercise period constitutes cancellation and regrant.
-
Includes shares allocated to the reporting person's account under the issuer's 401(k) plan since the reporting person's last report.


SIGNATURE OF REPORTING PERSON
/S/ Johnson, William L.
DATE 01/30/02